UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated: November 17, 2020

Commission File No. 001-33311

NAVIOS MARITIME HOLDINGS INC.

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Appointment of Wilmington Trust, National Association as trustee and collateral trustee

On November 17, 2020, Navios Maritime Holdings Inc. (“Navios Holdings”) and Navios Maritime Finance II (US) Inc., its wholly owned subsidiary (“Navios Finance” and, together with Navios Holdings, the “Co-Issuers”) appointed Wilmington Trust, National Association (the “Successor Trustee”) as trustee and collateral trustee in respect of (i) the indenture dated November 29, 2013, governing the Co-Issuers’ 7.375% First Priority Ship Mortgage Notes due 2022 (the “7.375% Notes Indenture”) and (ii) the indenture dated November 21, 2017, governing the Co-Issuers’ 11.25% Senior Secured Notes due 2022 (the “11.25% Notes Indenture”). The Successor Trustee replaces Wells Fargo Bank, National Association as trustee and collateral trustee in respect of the 7.375% Notes Indenture and the 11.25% Notes Indenture.

In connection with the appointment of the Successor Trustee, the Co-Issuers entered into (i) an eleventh supplemental indenture in respect of the 7.375% Notes Indenture, furnished as Exhibit 10.1 to this Report and incorporated herein by reference, and (ii) a seventh supplemental indenture in respect of the 11.25% Notes Indenture, furnished as Exhibit 10.2 to this Report and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME HOLDINGS INC.

By:	/s/ Angeliki Frangou
Angeliki Frangou

Chief Executive Officer

Date: November 17, 2020

EXHIBIT INDEX

Exhibit No.	Exhibit

10.1	Eleventh Supplemental Indenture to the 7.375% Notes Indenture, dated as of November 17, 2020, among Navios Maritime Holdings Inc., Navios Maritime Finance II (US) Inc., each of the Guarantors thereto and Wilmington Trust, National Association.

10.2	Seventh Supplemental Indenture to the 11.25% Notes Indenture, dated as of November 17, 2020, among Navios Maritime Holdings Inc., Navios Maritime Finance II (US) Inc., each of the Guarantors thereto and Wilmington Trust, National Association.